UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   Schedule 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                           Alternate Postal Delivery, Inc.
______________________________________________________________________________
                                  (Name of Issuer)

                             Common Stock, no par value
______________________________________________________________________________
                           (Title of Class of Securities)

                                    02145P-10-6
______________________________________________________________________________
                                   (CUSIP Number)

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person; (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.        02145P-10-6

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip D. Miller
                  ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 N/A

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER             798,593

6.     SHARED VOTING POWER                 0

7.     SOLE DISPOSITIVE POWER        511,798

8.     SHARED DISPOSITIVE POWER      286,795

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     798,593

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                   N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   19.7%

12.    TYPE OF REPORTING PERSON

                    IN

                                       SCHEDULE 13G

Item 1.

            (a)     Name of Issuer

                           Alternate Postal Delivery, Inc.

            (b)     Address of Issuer's Principal Executive Offices

                           One Ionia S.W., Suite 300
                           Grand Rapids, MI 49503

Item 2.

            (a)     Name of Persons Filing

                           Phillip D. Miller

            (b)     Address of Principal Business Office or, if none, Residence

                           One Ionia S.W., Suite 300
                           Grand Rapids, MI 49503

             (c)     Citizenship

                           U.S.A.

             (d)     Title of Class of Securities

                           Common Stock

             (e)     CUSIP Number*

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                       Not Applicable.

_________________________________
*Incorporated by reference to cover page.


Item 4.            Ownership

              (a)     Amount Beneficially Owned*

              (b)     Percent of Class*

              (c)     Number of shares as to which such person has:*

                      (i)  sole power to vote or direct the vote
                      (ii) shared power to vote or to direct the vote
                      (iii)sole power to dispose or to direct the disposition of
                      (iv) shared power to dispose or to direct the disposition
                           of

Item 5.            Ownership of Five Percent or Less of a Class

                       Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person

                       Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       Not Applicable

Item 8.            Identification and Classification of Members of the Group

                       Not Applicable

Item 9.            Notice of Dissolution of Group

                       Not Applicable

_________________________________
*Incorporated by reference to cover page


Item 10.          Certification

                       Not Applicable


                                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   2/10/98
                                   Date

                                   /s/ Phillip D. Miller
                                   Signature

                                   Phillip D. Miller
                                   Print Name